UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

As previously disclosed in a 6-K filed on December 3, 2010 by Alpha and Omega Semiconductor Limited (“AOS”), on November 30, 2010, AOS entered into share purchase agreements with Agape Package Manufacturing Ltd.(“APM”), a provider of semiconductor packaging and testing services, and its shareholders, pursuant to which AOS will acquire all of the issued and outstanding shares of APM that are not already owned by AOS (the “APM Acquisition”).

The APM Acquisition was closed on December 3, 2010. Based on the closing price of AOS common share at $13.06 per share on December 3, 2010, the total consideration for the APM Acquisition was $40.1 million, comprising of $17.1 million in cash and 1,766,159 AOS common shares at $13.06 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha and Omega Semiconductor Limited

Date: December 8, 2010	By:	/S/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer